Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

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www.sewkis.com

May 8, 2019

Via EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Fixed-Income Shares, Inc. --AB Government Money Market Portfolio Post-Effective Amendment No. 51 File Nos. 33-34001 and 811-06068

Dear Mr. Oh:

We are responding on behalf of AB Fixed-Income Shares, Inc. (the “Registrant”) to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the above-referenced post-effective amendment to the registration statement filed on March 14, 2019, on Form N-1A for AB Government Money Market Portfolio (the “Fund”), a series of the Registrant. The comments were provided orally to me by telephone on April 26, 2019. The Staff’s comments and Registrant’s responses thereto are discussed below. Changes referenced will be reflected in a post-effective amendment to be filed pursuant to Rule 485(b) under the Securities Act of 1933 (“Rule 485(b) filing”).

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Fund’s Prospectus and Statement of Additional Information (“SAI”).

GENERAL

Comment 1:	On the facing sheet, please provide the “Title of Securities Being Registered” caption and appropriate disclosure.
Response:	The facing sheet of the Rule 485(b) filing will reflect the Title of Securities Being Registered.

Comment 2:	Please add the Premium Class, Select Class and Investor Class ticker symbols to the Fund’s Prospectus and SAI.
Response:	Registrant will update the Prospectus and the SAI to add the ticker symbol for each class.
Comment 3:	With respect to the disclosure now required pursuant to Rule 498(b)(1)(vii) (the “Rule”) regarding the availability of shareholder reports electronically, please revise the third paragraph on the cover page of the Prospectus to better match the language of the legend provided in the Rule.
Response:	Rule 498(b)(1)(vii) states that the cover page should include “[a] statement to following effect, if applicable”. The Premium Class, Select Class and Investor Class shares of the Fund are available for purchase only through financial intermediaries. The third paragraph on the cover page excludes the language in the legend of the Rule referring to investing directly with the Fund, as such language is not applicable. The cover page of the Prospectus will not be revised in response to this comment.

Prospectus

Summary Information

Comment 4:	If the Registrant offers Premium Class, Select Class or Investor Class shares of the Fund as “Clean Shares” pursuant to the relief provided by the SEC staff in its no-action letter to Capital Group (publicly available January 11, 2017) (the “Capital Group Letter”), please confirm that the Prospectus disclosure conforms to the terms of the Capital Group Letter.
Response:	Registrant does not intend, at this time, to offer Premium Class, Select Class or Investor Class shares of the Fund as “Clean Shares”.
Comment 5:	The format of the Annual Portfolio Operating Expenses table should follow the format provided in Instruction 3(e) of Item 3 of Form N-1A, in which the “Fee Waiver” caption follows the “Total Annual Fund Operating Expenses” instead of building in the “Fee Waiver” line item into the fee table.
Response:	The current disclosure provides transparency to investors as to the nature of the expense limitation/waivers applicable to these classes and, in Registrant’s view, will be helpful to investors. Registrant believes this disclosure is consistent with the requirements of Item 3 of Form N-1A, as it shows both the gross and net management fee. The Prospectus will not be revised in response to this comment.

Comment 6:	For the fee waiver arrangement described in footnote (a) of the expense table, describe who can terminate the arrangement and under what circumstances. Disclose that only the Board may terminate the arrangement. Also disclose, if applicable, that the amounts waived can be recouped and provide details regarding the recoupment.
Response:	The Prospectus will be revised in response to this comment to include disclosure that the arrangement may be terminated or changed at any time only by the Fund’s Board. Because amounts corresponding to the advisory fee waiver may not be recouped by the Adviser, the Prospectus will not be revised in response to the second part of this comment.
Comment 7:	Please clarify that the Fund’s 80% investment policy includes “borrowings for investment purposes.” Please add this language to all instances of the 80% investment policy disclosure.
Response:	Registrant does not believe that the technical definition of “assets” used in Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”), which includes “borrowings for investments purposes,” needs, or is required, to be disclosed in the Fund’s 80% investment policy. The Prospectus will not be revised in response to this comment.
Comment 8:	In the second-to-last sentence of the fourth paragraph in the “Principal Strategies” section, please revise or clarify the disclosure stating that Rule 2a-7 imposes liquidity standards that require the Fund to hold at least 10% and 30% of its total assets in daily liquid assets and weekly liquid assets, respectively. This requirement does not apply to government money market funds.
Response:	Under Rule 2a-7(d)(4), the Fund is required to hold at least 10% of its total assets in daily liquid assets and at least 30% of its total assets in weekly liquid assets. The Prospectus will not be revised in response to this comment.
Comment 9:

In an earlier prospectus, the last sentence of the second paragraph in the “Money Market Fund Risk” bullet under “Principal Risks” read:

The Portfolio's Board of Directors has determined not to impose liquidity fees on, or suspend, redemptions under any circumstances.

The language “under any circumstances” does not appear in this filing. By removing this language, the disclosure suggests that the Fund is reserving the right to impose liquidity fees or suspend redemptions. If the Fund is reserving this right, obligations to provide all applicable disclosure under Item 11 of Form N-1A, including requiring further disclosure related to redemption of Fund shares and the effect of fees, is triggered. Please revise this disclosure.

Response:	The current disclosure reflects the Board’s determination. Removing the referenced language does not suggest the Fund has reserved the right to impose liquidity fees and redemption gates. Such reservation would require a separate determination by the Board, which has not occurred. The Prospectus will not be revised in response to this comment.
Comment 10:	On the bottom of page 5 under “Bar Chart and Performance Information”, please update or correct the website link.
Response:	Registrant confirms that the link is correct. The Prospectus will not be revised in response to this comment.
Comment 11:	Provide year-to-date return information in a footnote to the bar chart, in accordance with Form N-1A, Item 4(b)(2)(ii).
Response:	Registrant believes that the current presentation of the year-to-date return information in narrative format, immediately preceding the bar chart, is consistent with the requirements of Item 4(b)(2) of Form N-1A. The Prospectus will not be revised in response to this comment.
Comment 12:	Confirm the legal basis upon which the Fund is providing 1-, 5- and 10-year performance for the three new share classes.
Response:

Registrant’s presentation of the historical performance of Premium Class, Select Class and Investor Class shares is consistent with the no-action letter issued to Quest for Value Dual Purpose Fund, Inc. (“Quest for Value”) (publicly available February 28, 1997). In Quest for Value, the SEC staff permitted a newer class of a multi-class fund to calculate performance by linking to the performance of an existing class, restated to reflect differences in certain fees and expenses between the classes.

As the Prospectus indicates, the performance of Class AB has been adjusted to reflect the respective expenses of the Premium Class, Select Class and Investor Class, and the adjustments result in performance that is no higher than the historical performance of the existing Class AB.

Comment 13:	In the “Tax Information” section, consider including a reference to tax consequences of dividends and distributions when investing through tax-deferred arrangements.

Response:	Registrant believes its current disclosure is consistent with the requirements of Item 7 of Form N-1A. The Prospectus will not be revised in response to this comment.

Investing in the Fund

Comment 14:	Please describe what constitutes “proper form” in an appropriate place in the Prospectus.
Response:	Registrant believes that the term “proper form” reflects plain English, is commonly used and well understood in the fund industry, and that no further disclosure is necessary. The Prospectus will not be revised in response to this comment.
Comment 15:	Under “Shares Available to Retail Investors”, disclose, if applicable or available, with respect to tax deferred accounts, whether there are differences in availability for different types of investors (e.g., institutional vs. retail). For example, whether the shares are available for purchase by only institutional or only retail investors.
Response:	The disclosure covers the criteria required to purchase shares, including investor eligibility and minimum investment amounts. The Prospectus will not be revised in response to this comment.
Comment 16:	Please be more precise than just stating that investors may purchase the share classes for “cash” through financial intermediaries. Consider adding by check, money order, etc.
Response:	Registrant believes that the meaning of “cash” in this context is clear and that no further disclosure is necessary. The Prospectus will not be revised in response to this comment.
Comment 17:	Under “Dividend Reinvestment Program”, the language “without an initial sales charge or CDSC” should be deleted because the share classes do not have either charge.
Response:	The Prospectus will be revised in response to this comment.
Comment 18:	Please define the term “AB Mutual Fund” under “Dividend Direction Plan”.
Response:	Registrant believes it is clear that the term “AB Mutual Fund” refers to any mutual fund advised by AB. The Prospectus has not been revised in response to this comment.

Comment 19:	The second sentence under “Systematic Withdrawal Plan” states that the plan is available only to shareholders who own shares worth $25,000 or more. Please reconcile this language with the fact that the lowest minimum investment is $100,000.
Response:	The Prospectus will be revised in response to this comment.
Comment 20:	Disclose the basis for ABI to pay the financial intermediaries a fee of up to 1% on certain purchases by retirement plans.
Response:	The referenced disclosure will be removed from the Prospectus.
Comment 21:	Per Item 11(c)(7) of Form N-1A, in the section “How to Sell or Redeem Shares”, please disclose the typical number of days or range of days that the Fund expects to pay redemption proceeds if the number of days will differ by method of payment, such as by check, wire or automated clearing house, or under the circumstances in which the Fund may determine to pay a redemption request by distributing in-kind securities.
Response:	Registrant believes the disclosure in the section “How to Sell or Redeem Shares” is consistent with the requirements of Item 11(c)(7) of Form N-1A. The number of days in which the Fund expects to pay redemption proceeds is not expected to differ by method of payment. The Prospectus will not be revised in response to this comment.
Comment 22:	The section “How to Sell or Redeem Shares” references in-kind redemptions. Please consider clarifying the disclosure to indicate whether in-kind redemptions will be pro rata slices of Fund assets, individual securities or representative baskets (see Inv. Co. Act Rel. No. 323115, October 11, 2016 at 294).
Response:

Registrant believes that the current disclosure regarding in-kind redemptions is consistent with the requirements of Item 11(c)(8) of Form N-1A. The Prospectus will not be revised in response to this comment.

Comment 23:	The second sentence under “Frequent Purchases and Redemptions of Portfolio Shares” states that the Fund is not an effective vehicle for short-term trading activity. Make clear whether or not the policies and procedures adopted by the Directors designed to detect and deter frequent purchases and redemptions of AB mutual fund shares or excessive or short-term trading that may disadvantage long-term fund shareholders nonetheless apply to the Fund.
Response:	The policies on frequent purchases and redemptions of fund shares apply to money market funds, such as the Fund. Consequently, a short form description of the policies has been included in the Prospectus and a more detailed description has been included in the SAI. The Prospectus will not be revised in response to this comment.

Appendix A

Comment 24:	In the past, the disclosure at the beginning of Appendix A read “a settlement agreement between the Adviser and the New York State Attorney General requires . . .” That initial sentence has been removed. Add the disclosure to better explain why the Fund is providing this hypothetical information.
Response:	The referenced disclosure is not required by the market timing settlement order with the Attorney General of the State of New York or by Form N-1A. The Prospectus will not be revised in response to this comment.

Back Cover

Comment 25:	Revise the disclosure on the back cover page relating to the availability of information about the Fund at the SEC, per Item 1(b)(3) of Form N-1A.
Response:	The Prospectus will be revised in response to this comment.
SAI
Comment 26:	On the cover page of the SAI, disclose whether or not the Prospectus is for all share classes or just the three new share classes.
Response:	The SAI will be revised in response to this comment.
Comment 27:	The first sentence of the sixth paragraph under “Investment Objective, Policies and Restrictions” states the Fund is subject to minimum daily and weekly liquidity requirements. Clarify this disclosure as this requirement is not applicable for government money market funds.
Response:	Under Rule 2a-7(d)(4), the Fund is required to hold at least 10% of its total assets in daily liquid assets and at least 30% of its total assets in weekly liquid assets. The SAI will not be revised in response to this comment.
Comment 28:	The second sentence of the seventh paragraph under “Investment Objective, Policies and Restrictions” also deleted the language “under any circumstances” as noted above in Comment 9.
Response:	Please see the response to Comment 9.

Comment 29:	Provide narrative disclosure in the “Investment Restrictions” section for any of the fundamental investment policies that define their limitations by reference to the 1940 Act or other laws. For example, define concentration and senior security.
Response:	Registrant believes that the current disclosure appropriately reflects the Fund’s fundamental and non-fundamental investment policies as approved by its Board of Directors. The SAI will not be revised in response to this comment.
Comment 30:	Per Item 16(c)(ii) of Form N-1A, the Fund’s policy with respect to borrowing money should be described.
Response:	Registrant notes that the second policy under “Investment Restrictions” describes the Fund’s policy with respect to borrowing money. The SAI will not be revised in response to this comment.
Comment 31:	In the fourth paragraph under “Management of the Portfolio – Board of Directors Information – Experience, Skills, Attributes, and Qualifications of the Fund’s Directors,” consider dividing the disclosure on direct experience into separate paragraphs, in light of “plain English” requirements.
Response:	Registrant believes that the disclosure is “clear, concise and understandable” and consistent with the plain English directive. The SAI will not be revised in response to this comment.
Comment 32:	Under “Principal and Controlling Holders” clarify that 5% holders are referred to as a principal holder.
Response:	Item 18(b) of Form N-1A requires the Fund to “state the name, address and percentage of ownership of each person who owns of record or is known by the Fund to own beneficially 5% or more of any Class of the Fund’s outstanding equity securities.” There is no requirement to specify that 5% holders are referred to as a principal holder. Moreover, Registrant believes the current disclosure is clear due to the header and explanation regarding controlling holders that follows. The SAI will not be revised in response to this comment.
Comment 33:	Move the sentence discussing 25% shareholders to the introductory paragraph under “Principal and Controlling Holders” and delete the second sentence if there are no controlling holders.
Response:	The SAI will be revised in response to this comment.
Comment 34:	Provide more detail regarding the basis for compensation pursuant to Item 19(h)(4) of Form N-1A under “Registrar, Transfer Agent and Dividend Disbursing Agent”.

Response:	The SAI will be revised in response to this comment.
Comment 35:	If applicable, please provide information on the Fund’s proxy voting policies as required by Item 17(f) of Form N-1A. We note that proxy voting policies and procedures are not required where a fund invests exclusively in non-voting securities. Note that this requirement may be satisfied by including a copy of the proxy voting policies and procedures with the registration statement.
Response:	The Fund invests exclusively in non-voting securities; therefore, information on proxy voting policies and procedures has not been included in the registration statement. The SAI will not be revised in response to this comment.

Part C

Comment 36:	Confirm all applicable agreements have been or will be filed.
Response:	Registrant confirms it will file all applicable agreements.
Comment 37:	Confirm the accuracy of Item 29. Staff notes that other AB funds have stated “None.”
Response:	Part C of the Rule 485(b) filing will be revised in response to this comment.
Comment 38:	State “Not Applicable” for Item 35.
Response:	Part C of the Rule 485(b) filing will be revised in response to this comment.
Other
Comment 39:	Please provide a response letter in the form of EDGAR correspondence prior to the effective date of the filing.
Response:	Registrant will respond as requested.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Jessica D. Cohn
Jessica D. Cohn

cc:	Emilie D. Wrapp, Esq. Nancy Hay, Esq. Paul M. Miller, Esq.